FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release
QUEBECOR MÉDIA INC.
Filed in this Form 6-K

Documents index

1.	Press Release dated October 28, 2004 (Quebecor inc. and Quebecor Média inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the nine-month period ended September 30, 2004;

3.	Supplementary Disclosure of Quebecor Media Inc. for the quarter ended September 30, 2004.

October 28, 2004

For immediate release

QUEBECOR INC. AND QUEBECOR MEDIA INC.
REPORT THIRD QUARTER 2004 RESULTS

HIGHLIGHTS

»	Quebecor’s operating income up $15.3 million (3.7%) to $427.7 million.

»	Net income increases to $41.0 million ($0.63 per basic share) from $16.7 million ($0.26 per basic share).

»	Quebecor Media boosts revenues by $48.1 million (8.9%) and operating income by $35.2 million (26.2%).

»	At Quebecor World, operating income fell by $21.3 million to $256.8 million. Excluding the impact of exchange rate fluctuations and specific charges, its operating income would have held steady.

»	Cable segment’s operating income surges by $24.0 million or 36.5%, driven by customer base growth and higher operating margins.

»	Customer base increases by 21,000 for cable television and 29,000 for Internet access services, the best quarterly performance in three years.

»	TVA Group. and Sun Media Corporation announce agreement to buy television station Toronto 1 from CHUM Limited.

»	Netgraphe taken private on September 15, 2004.

Montréal, Québec — In the quarter ended September 30, 2004, Quebecor Inc. posted revenues of $2.71 billion, compared with $2.73 billion in the same quarter of 2003, a $21.8 million decrease. A $48.1 million increase in Quebecor Media Inc.’s revenues only partially offset the unfavourable impact of the translation of Quebecor World Inc.’s revenues into Canadian dollars.

Quebecor’s quarterly operating income increased by $15.3 million (3.7%) from the same period last year to $427.7 million.

At Quebecor World, operating income fell by $21.3 million (7.7%) to $256.8 million as a result of the unfavourable impact of conversion into Canadian dollars and a $6.5 million increase in specific charges.

At Quebecor Media, operating income grew by $35.2 million (26.2%) to $169.7 million. All segments of Quebecor Media contributed to the improvement in profitability, led by the Cable segment with a $24.0 million (36.5%) leap in operating income.

“Quebecor Media had another strong quarter,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “All its subsidiaries without exception improved their operating income, particularly Vidéotron ltée, which continues to recruit new customers and increase its operating margins. Meanwhile, Quebecor World reported higher volumes in most of its business segments but the subsidiary is still being hit by pricing pressures resulting from overcapacity in the industry. Given the situation, Quebecor World has continued to trim operating costs and downsize operations. At the same time, it is investing in new presses that will make it the technological leader in the North American printing industry,” concluded Pierre Karl Péladeau.

1

Quebecor generated net income of $41.0 million in the third quarter of 2004 ($0.63 per basic share), compared with $16.7 million ($0.26 per basic share) in the same quarter of 2003. The improvement was due to the increase in operating income, a $32.3 million decrease in financial expenses, a $15.0 million gain on the re-measurement of the book value of its floating rate debentures, Series 2001, and lower amortization charges. These factors offset the $25.5 million unfavourable variance in the reserve for restructuring of operations, impairment of assets and other special charges.

Financial expenses were reduced from $146.4 million to $114.1 million as a result of the impact of the refinancing of Quebecor World’s long-term debt in the fourth quarter of 2003, combined with lower average long-term debt at that subsidiary. As well, the proportion of Quebecor World’s debt consisting of floating rate debt denominated in U.S. dollars increased, lowering the interest rates paid by the subsidiary. The conversion into Canadian dollar increased the impact of the above-noted favourable explanations. A $7.0 million gain in Quebecor Media on the value of a financial instrument that was no longer effective and a $1.2 million foreign exchange gain on the unhedged portion of the long-term debt (compared with a foreign exchange loss of $2.3 million in the same period of 2003) also contributed to the decrease in financial expenses.

In the first nine months of 2004, Quebecor’s revenues totalled $8.00 billion, compared with $8.28 billion in the same period of 2003. The decrease was due primarily to the unfavourable impact of the conversion of Quebecor World’s revenues into Canadian dollars. Operating income amounted to $1.25 billion, compared with $1.12 billion in 2003. The increase resulted from the improvement in profitability at both Quebecor World and Quebecor Media. Net income was $52.8 million ($0.82 per basic share), compared with a net loss of $1.1 million ($0.02 per basic share) in the same period of 2003. The improvement was generated by essentially the same factors as those noted above in the discussion of the quarterly results, with the exception of a $10.4 million positive variance in the reserve for restructuring, impairment of assets and other special charges in the first three quarters of 2004.

Dividend

On October 28, 2004, the Company’s Board of Directors declared a quarterly dividend of $0.04 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 10, 2004, to shareholders of record at the close of business on November 15, 2004.

Quebecor Media Inc.

Quebecor Media posted revenues of $589.9 million in the third quarter of 2004, a $48.1 million (8.9%) increase. Operating income climbed $35.2 million (26.2%) to $169.7 million. In the Cable segment, operating income soared by $24.0 million (36.5%). Increases in operating income were also recorded in the Leisure and Entertainment ($5.7 million), Business Telecommunications ($1.8 million), Broadcasting ($1.2 million), Internet/Portals ($0.7 million), Newspapers ($0.6 million) and Web Integration/Technology ($0.2 million) segments.

For the year to date, Quebecor Media’s revenues total $1.77 billion, an increase of $95.4 million (5.7%). Operating income totals $493.0 million, a $61.1 million (14.1%) increase.

Cable

The Cable segment’s quarterly revenues amounted to $221.3 million, a $19.0 million (9.4%) increase powered by the illicoTM digital cable television service and Internet access services, whose revenues grew by $13.2 million (64.7%), excluding other related revenues, and $9.6 million (20.5%) respectively in comparison with the third quarter of 2003. Between September 30, 2003 and 2004, the customer base for the two services increased by 94,000 and 97,000 respectively, for growth rates of 44.1% and 25.6%. Vidéotron added 21,000 cable television customers during the quarter (including 1,000 customers for analog service), the best quarterly performance for cable television in four years. The 29,000 increase in customers for cable Internet access services was the largest in three years. The Cable segment’s operating income jumped by $24.0 million (36.5%), driven by customer growth and higher operating margins for the segment’s feature services. Free cash flow from operations was $57.5 million in the third quarter of 2004, compared with $14.4 million in the same period of 2003.

2

On July 29, 2004, Vidéotron and Videotron Telecom Ltd. announced plans to launch a Voice over IP (VoIP) residential telephone service in Québec in the first half of 2005. On September 2, 2004, Vidéotron announced that download speeds on its High-Speed and ExtremeTM High-Speed Internet services would be increased by 25% and more than 40% respectively.

On a year-to-date basis, the Cable segment’s revenues rose $44.6 million (7.5%) to $640.4 million. Operating income totalled $253.5 million, a $53.2 million (26.6%) increase. The segment’s operating margin for all operations increased to 39.6%, compared with 33.6% in the same period of 2003.

Newspapers

The Newspapers segment reported revenues of $207.5 million in the third quarter of 2004, an $8.0 million (4.0%) increase. Advertising and circulation revenues rose 4.4% and 1.5% respectively, while distribution and printing revenues both grew 5.6%. Revenues increased 2.7% at the metropolitan dailies. The community newspapers posted a 9.6% increase, mainly because of the acquisition of Annex Publishing & Printing in the fourth quarter of 2003. Operating income was up $0.6 million (1.2%) to $51.0 million, despite a $1.8 million negative variance from the operating losses at the free dailies 24 heures Montréal Métropolitain™ in Montréal and 24 HoursTM in Toronto. However, the results of the two new free dailies showed continued improvement in the third quarter of 2004 in comparison with the second quarter, with an 11.0% increase in revenues and a 21.2% decrease in operating losses from the previous quarter. Sun Media Corporation generated free cash flow from operations in the amount of $44.3 million during the quarter, compared with $56.7 million in the same period of 2003.

For the first nine months of 2004, the revenues of the Newspapers segment increased by $20.2 million (3.3%) to $640.9 million. Year-to-date operating income decreased $3.5 million (2.2%) to $155.6 million, mainly because of the losses incurred by the free dailies, partially offset by the impact of the acquisition of Annex Publishing & Printing and the performance of the other publications.

Broadcasting

In the Broadcasting segment, revenues rose by $4.1 million (6.1%) to $71.3 million in the third quarter of 2004. Revenues from broadcasting operations were up $2.3 million, revenues from distribution operations nearly doubled to $3.6 million, and publishing revenues were stable. The segment’s operating income increased $1.2 million (10.3%) to $12.9 million.

For the first three quarters of 2004, the Broadcasting segment’s revenues totalled $251.6 million, a $7.7 million (3.2%) increase. Operating income rose $2.1 million (4.0%) to $55.0 million.

On August 20, 2004, TVA Group and Sun Media Corporation announced that they had entered into a definitive agreement with CHUM Limited to acquire the new Toronto television station Toronto 1, which CHUM is buying from Craig Media Inc. The purchase price is $46.0 million, of which $34.5 million will be payable in cash by TVA Group upon closing, giving TVA Group a 75.0% interest in Toronto 1; $3.5 million will be payable by Sun Media Corporation, which will also transfer its 29.9% interest in the Toronto all-news channel CablePulse 24 to CHUM.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals segments are reported in the attached summary financial statements. Third quarter highlights include:

»	Leisure and Entertainment: Revenues grew by $11.9 million (23.9%) and operating income more than doubled to $10.5 million. Archambault Group Inc.’s revenues rose 6.7% on the strength of a 13.5% increase in revenues from distribution operations and a 3.8% increase in retail sales. The Books segment posted a 74.7% increase in revenues in the third quarter, mainly because of the inclusion of 100% of the revenues of CEC Publishing Inc. (compared with 50% previously) and higher revenues from all other operations.

»	Business Telecommunications: Revenues were up by $3.3 million (18.1%) and operating income by $1.8 million, mainly as a result of outsourcing services rendered to Quebecor World.

»	Web Integration/Technology: Nurun Inc.’s revenues grew by $2.4 million (24.5%), mainly because of the addition of the results of Ant Farm Interactive LLC and higher revenues at a number of offices. Operating income rose $0.2 million due to increased revenues and better cost control.

»	Internet/Portals: Netgraphe Inc. increased its revenues by $1.6 million (25.0%) and its operating income by $0.7 million. On September 15, 2004, Netgraphe became a private company and its shares were delisted from the Toronto Stock Exchange.

Financial position

In the first nine months of 2004, Quebecor Media made net debt repayments totalling $187.4 million, including mandatory payments of $37.5 million and $2.6 million by Vidéotron and Sun Media Corporation respectively. As well, voluntary net repayments of bank credit facilities in the amount of $97.0 million, $25.8 million and $24.4 million were made by Quebecor Media, Sun Media Corporation and TVA Group respectively. The positive impact of exchange rate fluctuations on the value of the debt denominated in foreign currency, which was partially offset by the effect of the amortization of discounts, also contributed to debt reduction.

Quebecor World Inc.

Revenues were up US$36.2 million (2.3%) to US$1.63 billion, essentially due to the favourable impact of the fluctuation of currencies other than the U.S. dollar. Excluding this factor, revenues were stable in the third quarter of 2004 compared with the same period of 2003. Volumes were generally higher than last year.

Operating income slipped US3.7 million (1.9%) to US$195.7 million. Quebecor World recorded specific charges in the amount of US$6.0 million, including provisions for leases, depreciation of assets, favourable settlement of disputes and compensation for employees following plant closures or downsizings, particularly in North America. Excluding these specific charges, operating income would have remained essentially unchanged from the third quarter of 2003. Gross operating margins declined slightly to 19.2%, compared with 19.9% in the same period of last year. Quebecor World used US$0.1 million in free cash flow from operations during the quarter, whereas it generated US$14.0 million in free cash flow from operations in the third quarter of 2003.

Quebecor World recognized a net reserve for restructuring, impairment of assets and other special charges of $16.7 million during the third quarter of 2004, mostly related to initiatives undertaken in the first nine months of 2004, whereas it reversed charges of $6.7 million in the same quarter of 2003. Quebecor World proceeded with restructuring initiatives and approved the closure of a facility in Stockholm, Sweden, the consolidation of a small facility in North America and work-force reduction across the organization. The total cost of the initiatives undertaken during the third quarter of 2004 was estimated at $22.7 million, of which $9.0 million, mostly related to work-force reduction, was recorded during the quarter, and $13.7 million remains to be accounted over the remainder of 2004 and in 2005, when the liabilities will have been accrued. The initiatives affected 282 employees in total; however, Quebecor World estimated that 29 new jobs would be created in other facilities.

4

Stated in Canadian dollars, Quebecor World’s revenues were $2.14 billion in the third quarter of 2004, a decrease of $62.5 million, essentially due to the impact of currency conversion. Operating income declined by $21.3 million to $256.8 million, for the same reason.

Quebecor World’s year-to-date revenues are US$4.73 billion, a US$77.5 million (1.7%) increase over 2003. Operating income is US$569.8 million, compared with US$479.3 million in the same period of 2003, a US$90.5 million (18.9%) increase. In 2003, the year-to-date results were affected by the recognition of specific charges totalling US$56.0 million, compared with US$10.0 million in 2004.

In Canadian dollars, Quebecor World’s revenues for the first three quarters of 2004 were $6.28 billion, a decrease of $371.1 million caused by the conversion of its results into Canadian dollars. Operating income was up $71.3 million to $757.0 million.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the third quarter and first nine months of 2004, please refer to Management’s Discussion and Analysis and the complete financial statements of Quebecor on the Company’s Web site at:

http://www.quebecor.com/htmen/0_0/7_0_1.asp?newsid=601.

Conference call and Webcast

Quebecor Inc. will hold a conference call to discuss its third quarter 2004 results on Thursday, October 28, 2004, at 2:00 pm EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 888 633-8938. A tape recording of the call will be available October 28 through November 4, 2004 by dialling 1 800 558-5253 and entering pass code 21211438. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/htmen/0_0/5_0_14.asp. It is advisable to make sure appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, gains (losses) on sales of businesses, of shares of a subsidiary and of a portfolio investment, net gain (loss) on debt refinancing and on the purchase of preferred shares of a subsidiary, gains on re-measurement of exchangeable debentures, and income taxes. Dividend on Preferred Shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the first quarter of 2004, amortization charges applicable to deferred client incentives and expenses related to accounts receivable securitization programs have been deducted for the purpose of calculating operating income. Figures for prior periods of 2003 and 2002 have been reclassified to reflect the changes in the definition of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

5

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of dividends on equity shares, and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, which are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., the largest French-language general-interest television network in Québec; Netgraphe Inc., operator of the CANOE network of English- and French-language Internet properties in Canada; Nurun Inc., a leading Web agency in Canada and Europe. Quebecor Media is also engaged in book publishing, in magazine publishing through TVA Publishing Inc., in distribution and retailing of cultural products through Archambault Group Inc., the largest chain of music stores in Eastern Canada, and through the SuperClub Vidéotron ltée chain of video rental and retail stores, and in business telecommunications through Videotron Telecom Ltd. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 380-1948 lavoie.luc@quebecor.com	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 236-8742 (cell)

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

REVENUES
Printing	$2,143.0	$2,205.5	$6,280.9	$6,652.0
Cable Television	221.3	202.3	640.4	595.8
Newspapers	207.5	199.5	640.9	620.7
Broadcasting	71.3	67.2	251.6	243.9
Leisure and Entertainment	61.7	49.8	160.7	135.8
Business Telecommunications	21.5	18.2	56.1	60.1
Web Integration/Technology	12.2	9.8	37.2	33.4
Internet/Portals	8.0	6.4	24.1	20.2
Head Office	0.1	0.1	0.2	0.2
Inter-segment	(34.7)	(25.1)	(97.1)	(84.2)

	2,711.9	2,733.7	7,995.0	8,277.9
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(2,284.2)	(2,321.3)	(6,744.3)	(7,159.4)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	427.7	412.4	1,250.7	1,118.5
Amortization	(160.2)	(169.1)	(494.4)	(522.5)
Financial expenses	(114.1)	(146.4)	(385.9)	(430.2)
Reserve for restructuring of operations, impairment of
assets and other special charges	(18.9)	6.6	(94.9)	(105.3)
Gain on re-measurement of exchangeable debentures	15.0	—	15.0	—
Gain on disposal of a portfolio investment	—	—	1.3	—
Net (loss) gain on debt refinancing	—	—	(2.6)	7.5

INCOME BEFORE INCOME TAXES	149.5	103.5	289.2	68.0
Income taxes:
Current	8.1	0.2	51.4	27.6
Future	36.3	23.3	39.7	(30.3)

	44.4	23.5	91.1	(2.7)

	105.1	80.0	198.1	70.7
Dividends on preferred shares of subsidiaries	(12.0)	(13.6)	(35.8)	(38.3)
Non-controlling interest	(52.1)	(49.7)	(108.9)	(35.1)

INCOME (LOSS) FROM CONTINUING OPERATIONS	41.0	16.7	53.4	(2.7)
(Loss) gain from discontinued operations	—	—	(0.6)	1.6

NET INCOME (LOSS)	$41.0	$16.7	$52.8	$(1.1)

EARNINGS (LOSS) PER SHARE
Basic
From continuing operations	$0.63	$0.26	$0.83	$(0.04)
Net income (loss)	$0.63	$0.26	$0.82	$(0.02)
Diluted
From continuing operations	$0.63	$0.26	$0.82	$(0.04)
Net income (loss)	$0.63	$0.26	$0.82	$(0.02)

Weighted average number of shares outstanding (in millions)	64.6	64.6	64.6	64.6

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

Operating income before amortization, financial expenses,
reserve for restructuring of operations, impairment of
assets and other special charges, gain on re-measurement
of exchangeable debentures, gain on disposal of a portfolio
investment, and net (loss) gain on debt refinancing:
Printing	$256.8	$278.1	$757.0	$685.7
Cable Television	89.7	65.7	253.5	200.3
Newspapers	51.0	50.4	155.6	159.1
Broadcasting	12.9	11.7	55.0	52.9
Leisure and Entertainment	10.5	4.8	14.6	8.7
Business Telecommunications	4.2	2.4	11.3	11.6
Web Integration/Technology	0.4	0.2	1.5	0.7
Internet/Portals	1.2	0.5	3.3	1.6
General corporate revenues (expenses)	1.0	(1.4)	(1.1)	(2.1)

	$427.7	$412.4	$1,250.7	$1,118.5

Amortization
Printing	$106.4	$114.5	$331.4	$357.8
Cable Television	34.8	33.3	104.7	101.2
Newspapers	6.2	6.8	19.0	19.9
Broadcasting	2.7	3.1	8.8	9.3
Leisure and Entertainment	0.9	1.0	2.8	3.1
Business Telecommunications	8.4	9.2	25.2	27.2
Web Integration/Technology	0.5	0.6	1.2	2.0
Internet/Portals	0.1	0.3	0.5	1.0
Head Office	0.2	0.3	0.8	1.0

	$160.2	$169.1	$494.4	$522.5

Additions to property, plant and equipment
Printing	$50.3	$46.5	$137.2	$294.1
Cable Television	34.0	18.1	96.5	55.4
Newspapers	3.9	2.5	12.4	6.9
Broadcasting	4.0	1.1	7.6	4.5
Leisure and Entertainment	0.6	0.5	2.0	0.9
Business Telecommunications	7.5	3.8	16.1	13.2
Web Integration/Technology	0.3	0.3	0.9	0.7
Internet/Portals	0.1	0.2	0.4	0.2
Head Office	1.5	0.3	2.0	0.3

	$102.2	$73.3	$275.1	$376.2

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

Retained earnings at beginning of period
As previously reported	$1,140.1	$1,058.3	$1,128.3	$1,073.9
Restatement due to change in accounting policy	—	(14.2)	—	(12.0)

As restated	1,140.1	1,044.1	1,128.3	1,061.9
Net income (loss)	41.0	16.7	52.8	(1.1)

	1,181.1	1,060.8	1,181.1	1,060.8
Dividends	2.6	—	2.6	—

Retained earnings at end of period	$1,178.5	$1,060.8	$1,178.5	$1,060.8

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

Cash flows related to operations:

Income from continuing operations	$41.0	$16.7	$53.4	$(2.7)
Adjustments for:
Amortization of property, plant and equipment	158.0	165.3	489.6	511.6
Amortization of deferred charges and other assets	2.2	3.8	4.8	10.9
Amortization of deferred financing costs and long-term debt discount	15.8	14.8	46.9	45.0
Amortization of deferred client incentives	8.4	7.7	25.0	24.2
(Gains) losses on ineffective derivative instruments
and on foreign currency translation on unhedged long-term debt	(8.2)	2.4	2.0	(10.0)
Losses on sale of other assets	1.2	6.3	11.8	12.3
Non-controlling interest	52.1	49.7	108.9	35.1
Interest on redeemable preferred shares	—	5.9	—	19.2
Impairment of assets and non-cash portion of
restructuring and other charges	5.2	0.4	60.8	72.6
Gain on re-measurement of exchangeable debentures	(15.0)	—	(15.0)	—
Net loss (gain) on debt refinancing	—	—	2.6	(7.5)
Loss on revaluation of an additional amount payable	4.9	—	14.7	—
Future income taxes	36.3	23.3	39.7	(30.3)
Other	3.7	(0.3)	11.2	3.2

	305.6	296.0	856.4	683.6
Net change in non-cash balances related to operations
(net of the effect of business acquisitions and disposals)	(149.6)	(172.3)	(508.5)	(509.0)

Cash flows provided by continuing operations	156.0	123.7	347.9	174.6
Cash flows (used in) provided by discontinued operations	—	(0.5)	0.6	(0.5)

Cash flows provided by operations	156.0	123.2	348.5	174.1

Cash flows related to financing activities:
Net (reimbursement) borrowing on bank indebtedness	(2.9)	2.5	(2.7)	8.1
Net borrowing (repayments) under revolving bank facilities
and commercial paper	263.4	(24.0)	325.0	578.5
Issuance of long-term debt	—	62.1	—	849.5
Repayment of long-term debt	(219.9)	(30.3)	(329.4)	(1,193.6)
Deferred financing costs	—	(0.1)	—	(11.2)
Net (increase) reduction in prepayments under cross- currency swap agreements	(2.9)	(38.6)	0.6	(127.1)
Proceeds from issuance of capital stock	—	—	0.4	—
Issuance of capital stock by subsidiaries	3.4	5.7	15.0	212.2
Dividends	(2.6)	—	(2.6)	—
Dividends paid to non-controlling shareholders	(25.1)	(16.8)	(58.5)	(55.4)

Cash flows provided by (used in) financing activities	13.4	(39.5)	(52.2)	261.0

Cash flows related to investing activities:
Business acquisitions, net of cash and cash equivalents acquired	(44.1)	(7.9)	(72.9)	(278.3)
Proceeds from disposal of businesses (net of cash and cash
equivalents disposed of) and other assets	1.1	—	(7.8)	22.6
Additions to property, plant and equipment	(102.2)	(73.3)	(275.1)	(376.2)
(Increase) decrease of temporary investments and other assets	(65.2)	(68.5)	137.0	25.5
(Increase) decrease in cash and cash equivalents and
held in trust (net of acquisitions)	(0.9)	3.7	(0.9)	223.0
Other	(0.6)	(2.7)	(2.0)	(7.9)

Cash flows used in investing activities	(211.9)	(148.7)	(221.7)	(391.3)

Net (decrease) increase in cash and cash equivalents	(42.5)	(65.0)	74.6	43.8

Effect of exchange rate changes on cash and cash equivalents
denominated in foreigh currencies	(46.3)	(0.5)	(45.3)	(44.5)
Cash and cash equivalents at beginning of period	211.2	255.7	93.1	190.9

Cash and cash equivalents at end of period	$122.4	$190.2	$122.4	$190.2

Cash and cash equivalents consist of:
Cash	$23.4	$64.9	$23.4	$64.9
Cash equivalents	99.0	125.3	99.0	125.3

	$122.4	$190.2	$122.4	$190.2

Cash interest payments	$168.9	$172.8	$389.0	$438.4
Cash payments (net of refunds) for income taxes	$(0.2)	$(6.9)	$84.7	$37.3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	September 30 2004	December 31 2003

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$122.4	$93.1
Cash and cash equivalents and temporary investments held in trust
(market value of $12.2 million ($11.3 million in 2003))	12.2	11.3
Temporary investments (market value of $63.6 million ($194.6 million in 2003))	63.6	194.2
Accounts receivable	936.3	771.5
Income taxes receivable	26.6	26.4
Inventories and investments in televisual products and movies	732.8	649.2
Prepaid expenses	53.4	47.2
Future income taxes	108.8	206.9

	2,056.1	1,999.8

LONG-TERM INVESTMENTS (market value of $381.8 million
($467.5 million in 2003))	352.9	352.6
PROPERTY, PLANT AND EQUIPMENT	4,576.9	4,942.8
FUTURE INCOME TAXES	99.2	104.7
OTHER ASSETS	462.8	427.8
GOODWILL	7,297.4	7,343.7

	$14,845.3	$15,171.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$3.2	$5.9
Accounts payable and accrued charges	1,731.7	1,966.2
Income and other taxes	90.0	98.1
Future income taxes	19.4	8.1
Additional amount payable	83.4	68.7
Current portion of long-term debt and convertible notes	74.5	98.2

	2,002.2	2,245.2

LONG-TERM DEBT	5,233.1	5,286.4
EXCHANGEABLE DEBENTURES	717.3	799.2
CONVERTIBLE NOTES	143.1	144.7
OTHER LIABILITIES	863.4	733.0
FUTURE INCOME TAXES	854.1	925.9
NON-CONTROLLING INTEREST	3,633.3	3,652.1

SHAREHOLDERS’ EQUITY
Capital stock	349.2	348.5
Retained earnings	1,178.5	1,128.3
Translation adjustment	(128.9)	(91.9)

	1,398.8	1,384.9

	$14,845.3	$15,171.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

REVENUES

Cable Television	$221.3	$202.3	$640.4	$595.8
Newspapers	207.5	199.5	640.9	620.7
Broadcasting	71.3	67.2	251.6	243.9
Leisure and Entertainment	61.7	49.8	160.7	135.8
Business Telecommunications	21.5	18.2	56.1	60.1
Web Integration/Technology	12.2	9.8	37.2	33.4
Internet/Portals	8.0	6.4	24.1	20.2
Head Office	0.1	0.1	0.2	0.2
Inter-segment	(13.7)	(11.5)	(44.4)	(38.7)

	589.9	541.8	1,766.8	1,671.4
COST OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(420.2)	(407.3)	(1,273.8)	(1,239.5)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	169.7	134.5	493.0	431.9

Amortization	(53.8)	(54.6)	(163.0)	(164.7)
Financial expenses	(64.7)	(76.3)	(228.0)	(220.7)
Reserve for restructuring of operations, impairment
of assets and other special charges	(2.2)	(0.1)	(2.2)	(1.4)
Gain on disposal of a portfolio investment	—	—	1.3	—
Net gain on debt refinancing	—	—	—	7.5

INCOME BEFORE INCOME TAXES	49.0	3.5	101.1	52.6
Income taxes:
Current	3.2	(7.3)	9.4	(2.4)
Future	13.8	8.9	28.9	10.7

	17.0	1.6	38.3	8.3

	32.0	1.9	62.8	44.3
Non-controlling interest	(5.1)	(4.1)	(22.6)	(21.1)

INCOME (LOSS) FROM CONTINUING OPERATIONS	26.9	(2.2)	40.2	23.2
(Loss) gain from discontinued operations	—	—	(1.1)	2.8

NET INCOME (LOSS)	$26.9	$(2.2)	$39.1	$26.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

Operating income before amortization, financial expenses,
reserve for restructuring of operations, impairment of
assets and other special charges, gain on disposal of a
portfolio investment and net gain on debt refinancing:
Cable Television	$89.7	$65.7	$253.5	$200.3
Newspapers	51.0	50.4	155.6	159.1
Broadcasting	12.9	11.7	55.0	52.9
Leisure and Entertainment	10.5	4.8	14.6	8.7
Business Telecommunications	4.2	2.4	11.3	11.6
Web Integration/Technology	0.4	0.2	1.5	0.7
Internet/Portals	1.2	0.5	3.3	1.6
General corporate expenses	(0.2)	(1.2)	(1.8)	(3.0)

	$169.7	$134.5	$493.0	$431.9

Amortization
Cable Television	$34.8	$33.3	$104.7	$101.2
Newspapers	6.2	6.8	19.0	19.9
Broadcasting	2.7	3.1	8.8	9.3
Leisure and Entertainment	0.9	1.0	2.8	3.1
Business Telecommunications	8.4	9.2	25.2	27.2
Web Integration/Technology	0.5	0.6	1.2	2.0
Internet/Portals	0.1	0.3	0.5	1.0
Head Office	0.2	0.3	0.8	1.0

	$53.8	$54.6	$163.0	$164.7

Additions to property, plant and equipment
Cable Television	$34.0	$18.1	$96.5	$55.4
Newspapers	3.9	2.5	12.4	6.9
Broadcasting	4.0	1.1	7.6	4.5
Leisure and Entertainment	0.6	0.5	2.0	0.9
Business Telecommunications	7.5	3.8	16.1	13.2
Web Integration/Technology	0.3	0.3	0.9	0.7
Internet/Portals	0.1	0.2	0.4	0.2
Head Office	1.9	0.3	2.0	0.3

	$52.3	$26.8	$137.9	$82.1

CONSOLIDATED STATEMENT OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

Deficit at beginning of period
As previously reported	$2,585.6	$2,747.8	$2,597.8	$2,780.0
Restatement due to change in accounting policy	—	25.7	—	21.7

As restated	2,585.6	2,773.5	2,597.8	2,801.7
Net (income) loss	(26.9)	2.2	(39.1)	(26.0)

	2,558.7	2,775.7	2,558.7	2,775.7
Dividends	20.0	—	20.0	—

Deficit at end of period	$2,578.7	$2,775.7	$2,578.7	$2,775.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30

	2004	2003 (restated)	2004	2003 (restated)

Cash flows related to operations:
Income (loss) from continuing operations	$26.9	$(2.2)	$40.2	$23.2
Adjustments for:
Amortization of property, plant and equipment	52.6	52.0	159.0	156.5
Amortization of deferred charges and of other assets	1.2	2.6	4.0	8.2
Amortization of deferred financing costs and
long-term debt discount	14.9	13.3	43.0	40.4
(Gains) losses on ineffective derivative instruments
and on foreign currency translation on unhedged
long-term debt	(9.1)	0.2	0.9	(17.8)
Losses on sale of property, plant and equipment and
other assets	0.6	6.7	11.5	12.6
Non-controlling interest	5.1	4.1	22.6	21.1
Loss on revaluation of the additional amount payable	4.9	—	14.7	—
Interest on redeemable preferred shares	—	6.0	—	22.3
Net gain on debt refinancing	—	—	—	(7.5)
Future income taxes	13.8	8.9	28.9	10.7
Other	0.9	(2.9)	6.6	4.4

	111.8	88.7	331.4	274.1
Net change in non-cash balances related to operations
(net of the effect of business acquisitions and disposals)	6.9	(22.1)	(65.7)	(126.7)

Cash flows provided by continuing operations	118.7	66.6	265.7	147.4
Cash flows (used in) provided by discontinued operations	—	(0.5)	0.6	(0.5)

Cash flows provided by operations	118.7	66.1	266.3	146.9

Cash flows related to financing activities:
Net (reimbursement) borrowing on bank indebtedness	(3.5)	2.1	(2.9)	6.8
Issuance of long-term debt	—	46.5	—	843.3
Repayment of long-term debt	(27.9)	(48.4)	(187.4)	(1,231.8)
Deferred financing costs	—	(0.1)	—	(11.2)
Net (increase) reduction in prepayments under cross-
currency swap agreements	(2.9)	(38.6)	0.6	(127.1)
Proceeds from issuance of capital stock	—	—	—	431.9
Issuance of capital stock by subsidiaries	—	1.2	2.6	1.2
Dividends	(20.0)	—	(20.0)	—
Dividends paid to non-controlling shareholders	(1.5)	(1.5)	(3.9)	(4.1)
Decrease in advance receivable from parent company	—	(0.7)	—	(5.0)

Cash flow used in financing activities	(55.8)	(39.5)	(211.0)	(96.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired	(41.0)	(7.9)	(66.7)	(25.6)
Proceeds from disposal of businesses (net of the cash
and cash equivalents disposed of) and other assets	1.1	—	(7.8)	22.6
Additions to property, plant and equipment	(52.3)	(26.8)	(137.9)	(82.1)
(Increase) decrease in temporary investments	(63.5)	(78.7)	130.6	8.7
Other	(1.8)	6.4	2.2	5.3

Cash flows used in investing activities	(157.5)	(107.0)	(79.6)	(71.1)

Net decrease in cash and cash equivalents	(94.6)	(80.4)	(24.3)	(20.2)
Effect of exchange rate changes on cash and cash
equivalents denominated in foreigh currencies	(0.3)	0.1	0.2	(1.6)
Cash and cash equivalents at beginning of period	174.4	246.8	103.6	188.3

Cash and cash equivalents at end of period	$79.5	$166.5	$79.5	$166.5

Cash and cash equivalents consist of:
Cash	$14.7	$44.9	$14.7	$44.9
Cash equivalents	64.8	121.6	64.8	121.6

	$79.5	$166.5	$79.5	$166.5

Cash interest payments	$97.7	$77.6	$210.7	$206.1
Cash payments (net of refunds) for income taxes	$(9.1)	$(15.5)	$8.4	$(18.4)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	September 30 2004	December 31 2003

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$79.5	$103.6
Temporary investments (market value of $63.6 million
($194.6 million in 2003))	63.6	194.2
Accounts receivable	283.2	316.9
Income taxes receivable	13.5	18.2
Inventories and investments in televisual products and movies	127.3	126.1
Prepaid expenses	28.5	22.9
Future income taxes	77.7	68.6

	673.3	850.5

LONG-TERM INVESTMENTS (market value of $13.2 million
($12.8 million in 2003))	13.1	12.8
PROPERTY, PLANT AND EQUIPMENT	1,522.9	1,562.9
FUTURE INCOME TAXES	75.6	96.8
OTHER ASSETS	188.1	172.7
GOODWILL	3,944.1	3,906.2

	$6,417.1	$6,601.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$1.3	$4.2
Accounts payable and accrued charges	407.0	514.4
Deferred revenue	129.6	119.9
Income and other taxes	23.2	17.9
Advances payable to parent company and companies
under common control	5.6	16.4
Additionnal amount payable	83.4	68.7
Current portion of long-term debt	52.9	60.0

	703.0	801.5

LONG-TERM DEBT	2,494.9	2,696.8
OTHER LIABILITIES	328.5	236.2
FUTURE INCOME TAXES	286.7	270.6
NON-CONTROLLING INTEREST	190.2	201.8

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,773.7
Contributed surplus	3,220.4	3,220.6
Deficit	(2,578.7)	(2,597.8)
Translation adjustment	(1.6)	(1.5)

	2,413.8	2,395.0

	$6,417.1	$6,601.9

Supplementary Disclosure

Quarter / 9-Month Period
Ended September 30, 2004

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Assistant Treasurer, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor
statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the
Company’s public filings with the Securities Exchange
Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

September 30, 2004

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2006 (Availability: $135)

—

Senior Notes/Senior Discount Notes due 2011

$1,199.0

1,199.0

Vidéotron

Revolving Credit Facility due 2008 (Availability: $100)

—

Term Loan C due 2008

318.1

6 7/8% Senior Notes due 2014

419.1

9 1/8% CF Cable Notes due 2007

97.1

834.4

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

—

Term Loan due 2009

257.0

7 5/8% Senior Notes due 2013

257.5

514.5

TVA

0.0

Other

1.3

Total Quebecor Media

$2,549.1

Additional Amount Payable (Vidéotron Telecom)

83.4

Cross-Currency Derivative Instruments (FX Rate Differential)

(1)

247.9

Cash-on-Hand

Quebecor Media

143.1

Vidéotron

$12.7

Sun Media

15.8

Quebecor Media Parent

77.5

Vidéotron Telecom

(1.5)

Other

38.6

$143.1

(1)

Classified under "Other assets" and "Other liabilities" in Quebecor's financial statements

VIDÉOTRON

Supplementary Disclosure

September 30, 2004

Operating Results

2004

2003

Sept 30

Jun 30

Mar 31

Dec 31

Sept 30

Jun 30

Homes Passed ('000)

2,375

2,366

2,357

2,351

2,344

2,337

Basic Subscribers ('000)

1,450

1,429

1,437

1,433

1,423

1,412

Basic Penetration

61.1%

60.4%

61.0%

61.0%

60.7%

60.4%

Extended Tier Subscribers ('000)

1,189

1,170

1,177

1,172

1,157

1,146

Extended Tier Penetration

82.0%

81.9%

81.9%

81.8%

81.3%

81.2%

Digital Set-Top Boxes ('000)

333

309

293

257

228

208

Digital Penetration

22.9%

21.7%

20.4%

17.9%

16.0%

14.7%

HSD Subscribers ('000)

476

447

433

406

379

352

HSD Penetration

32.8%

31.3%

30.1%

28.3%

26.6%

24.9%

3rd Quarter

YTD

2004

2003

VAR

2004

2003

VAR

(in millions)

Revenues

$221.3

$202.3

9.4%

$640.4

$595.8

7.5%

Cable

145.2

139.4

4.2%

428.5

418.4

2.4%

Internet

56.6

47.0

20.5%

162.6

133.0

22.3%

Other

19.5

15.9

22.6%

49.3

44.4

11.0%

EBITDA

$89.7

$65.7

36.5%

$253.5

$200.3

26.6%

EBITDA Margin (%)

40.5%

32.5%

39.6%

33.6%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$10.1

$7.6

$26.7

$20.8

Scalable Infrastructure

10.6

1.0

29.8

9.6

Line Extensions

3.7

2.5

10.5

6.8

Upgrade / Rebuild

5.5

2.5

16.3

6.6

Support Capital

3.0

2.8

8.4

7.2

Total - NCTA Classification

$32.9

$16.4

100.3%

$91.7

$50.9

80.1%

Other

1.0

1.7

4.7

4.5

Total - Capital Expenditures

$34.0

$18.1

87.5%

$96.4

$55.4

74.1%

2-Way Capability

97%

97%

97%

97%

Cable ARPU

(1)

$33.64

$32.86

$33.15

$32.64

(1) 2004 ARPUs reflect accounting changes relative to the recognition of installation revenue for which 2003 results were not restated. Without this change, YTD 2004 Cable and Total ARPU would have been 0,49$ and
0,60$ higher, respectively.

/3

/4

SUN MEDIA CORPORATION

Supplementary Disclosure

September 30, 2004

Operating Results

3rd Quarter

YTD

2004

2003

VAR

2004

2003

VAR

Lineage ('000)

Urban Dailies

40,875

42,281

-3.3%

124,351

129,512

-4.0%

(in millions)

Revenues

$207.5

$199.5

4.0%

$640.9

$620.7

3.2%

Advertising

143.1

137.1

4.4%

444.9

429.3

3.6%

Urban Dailies

(1)

$151.1

$148.3

1.9%

$466.3

$460.0

1.4%

Community Newspapers

(1)

56.4

51.2

10.1%

174.6

160.7

8.6%

EBITDA

$51.0

$50.4

1.2%

$155.6

$159.1

-2.2%

EBITDA Margin (%)

24.6%

25.3%

24.3%

25.6%

Change in Newsprint Expense

0.3%

1.9%

(1)

Excluding transactions between Urban Dailies and Community Newspapers

* Revenues and EBITDA from continuing operations only

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

September 30, 2004

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

39.1%

99.9%

Netgraphe

93.2%

100.0%

Nurun

(3)

57.3%

57.3%

Mindready

(4)

10.4%

10.4%

(1)

Excluding 24,955,978 shares that are indirectly held by TVA

(2)

% Equity and % Voting include Quebecor Media's interest in the 24,955,978 shares that are indirectly held by TVA

(3)

Excluding 500,000 shares held by Quebecor World

(4)

Owned by Nurun, as of June 28, 2004

19,076,605

12,226,623

197,728,208

1,249,816

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(Signed) Claudine Tremblay ——————————————————
By:	Claudine Tremblay Senior Director, Corporate Services and Assistant Corporate Secretary

Date: October 28, 2004